

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 18, 2017

<u>Via E-mail</u>
Keith Tainsky
Chief Financial Officer
Exar Corporation
48720 Kato Road
Fremont, CA 94538

      Re: Exar Corporation
               Form 10-K for the Fiscal Year Ended March 27, 2016
               Filed May 27, 2016
               File No. 001-36012

Dear Mr. Tainsky:

We have reviewed your March 31, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2017 letter.

Form 10-K for the Fiscal Year Ended March 27, 2016

General

1.   You limit your response to comment 1 in our letter dated March 21, 2017, as it pertains to past activity, to "the period covered by the Form 10-K." In your response to comment 2 in our letter you reference your response to comment 1, then state that you are not aware of "any … past … contacts with Sudan or Syria …." Please clarify for us whether you are aware of direct or indirect contacts with Sudan or Syria, their governments or entities their governments control, during the fiscal years ended March 30, 2014 and March 29, 2015.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery